2aq Putnam Research Fund attachment
7/31/04 Annual

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

53A	Putnam Management has agreed to assume certain expenses
incurred by the fund in connection with allegations of improper short term trading activity. During the funds year ended July 31, 2004, legal, shareholder servicing and communication, audit, and Trustee fees incurred by the fund and assumed by Putnam Management were $47,265.



74U1 (000s omitted)

Class A		66,141
Class B		34,538
Class C		4,032

74U2 (000s omitted)

Class M		1,831
Class R		24
Class Y		8,814


74V1

Class A		12.48
Class B		11.90
Class C		11.97


74V2

Class M		12.09
Class R		12.44
Class Y		12.60

In connection with a review of compliance procedures and controls, Putnam Management discovered that in early January 2001, certain Putnam employees had willfully circumvented controls in connection with the correction of operational errors with respect to a 401(k) clients investment in certain Putnam Funds, which led to losses in the fund. On February 19, 2004, Putnam made restitution to the fund of approximately $1.8 million, representing approximately $.014 per share outstanding as of January 31, 2004. The funds Paid in Capital account reflects a corresponding increase. Had this payment been made when the error occurred, it would have had the effect of increasing the net asset value of each class of the funds shares by $0.01 to $0.02 per share between January 5, 2001 and February 18, 2004. Putnam has also made a number of personnel changes, including senior managers, and has implemented changes in procedures. Putnam has informed the SEC, the Funds Trustees and independent auditors. The SEC is investigating this matter. The restitution made by Putnam is not reflected in the information appearing in the funds audited financial statements relating to periods ended July 31, 2003 and earlier.